FILED PURSUANT TO RULE 424(b)(3)
                                           REGISTRATION STATEMENT NO. 333-127176

                                   PROSPECTUS

                        7,528,993 SHARES OF COMMON STOCK

                                  BLUEFLY, INC.

        This prospectus relates to the resale, from time to time, of up to 7,528,993 shares of our common stock by the selling stockholders listed in this Prospectus under the section "Selling Stockholders."

        The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "BFLY," and on the Boston Stock Exchange under the symbol "BFL." On August 23, 2005, the last sale price of our common stock was $1.60 per share.

        THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS COMMENCING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE THE SHARES.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 23, 2005

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                                TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION ...........................................1
DOCUMENTS INCORPORATED BY REFERENCE ...........................................1
THE COMPANY ...................................................................2
RECENT DEVELOPMENTS ...........................................................2
RISK FACTORS ..................................................................3
FORWARD-LOOKING STATEMENTS ...................................................11
USE OF PROCEEDS ..............................................................11
SELLING STOCKHOLDERS .........................................................11
PLAN OF DISTRIBUTION .........................................................14
EXPERTS ......................................................................16
LEGAL MATTERS ................................................................16

        Our address is 42 West 39th Street, New York, New York 10018, and the phone number of our executive offices is (212) 944-8000.

        The terms "Company," "Bluefly," "Registrant," "we," "us," and "our" in this prospectus refer to Bluefly, Inc. and its subsidiary.

        We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, or a solicitation of an offer to buy, any securities other than the securities covered by this Prospectus, nor does it constitute an offer to, or solicitation of, any person in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date as of which information is given in this prospectus.

        Until October 3, 2005 (40 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                       WHERE YOU CAN FIND MORE INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete (although they include a description of the terms thereof that the Company believes are material to such statement) and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC. We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: Bluefly, Inc., 42 West 39th Street, New York, New York 10018, Attention: General Counsel, Telephone: (212) 944-8000.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference in this prospectus the information contained in the following documents:

        .   our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 3, 2005;
        .   our Quarterly Report on Form 10-Q for the quarter ended March 31,
            2005, filed with the SEC on May 3, 2005;
        .   our Quarterly Report on Form 10-Q for the quarter ended June 30,
            2005, filed with the SEC on August 10, 2005;
        .   our Proxy Statement, dated March 29, 2005, filed with the SEC on
            March 25, 2005 in connection with our Annual Meeting of Stockholders held on April 29, 2005;
        .   our Current Report on Form 8-K,filed with the SEC on February 22,
            2005;
        .   our Current Report on Form 8-K, filed with the SEC on February 23,
            2005;
        .   our Current Report on Form 8-K, filed with the SEC on March 4, 2005;
        .   our Current Report on Form 8-K, filed with the SEC on March 23,
            2005;
        .   our Current Report on Form 8-K, filed with the SEC on June 28, 2005;
        .   our Current Report on Form 8-K, filed with the SEC on July 29, 2005;
        .   our Current Report on Form 8-K, filed with the SEC on August 8,
            2005;
        .   the description of our common stock in our registration statement on
            Form 8-A filed with the SEC on April 22, 1997, including any amendments or reports filed for the purpose of updating such description; and
        .   all documents that we subsequently file with the SEC under Sections
            13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that may be offered with this prospectus are sold.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" immediately above.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus.

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                                   THE COMPANY

        We are a leading Internet retailer that sells over 350 brands of designer apparel, accessories and home products at discounts up to 75% off retail value. During 2004, we offered over 27,000 different styles for sale in categories such as men's, women's and accessories as well as house and home accessories. We launched the www.bluefly.com Web site in September 1998. Since its inception, www.bluefly.com has served over 640,000 customers and shipped to over 20 countries.

        Our common stock is listed on the Nasdaq SmallCap Market under the symbol "BFLY" and on the Boston Stock Exchange under the symbol "BFL" and we are incorporated in Delaware. Our executive offices are located at 42 West 39th Street, New York, New York 10018, and our telephone number is (212) 944-8000. Our Internet address is www.bluefly.com. We make available, free of charge, through our Web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

                               RECENT DEVELOPMENTS

        On June 24, 2005, we completed a private placement (the "New Financing") pursuant to which we raised $7,075,431 through the sale of 7,000 shares of newly designated Series F Preferred Stock for an aggregate purchase price of $7,000,000 and warrants to purchase an additional 603,448 shares of our common stock at an exercise price of $2.87 per share. The aggregate purchase price for the warrants was $75,431, or $0.125 per warrant, and all of the warrants were purchased by the New Investors described below. The investors participating in the New Financing included eight private equity funds that had not previously participated in our financing transactions (the "New Investors"), and two private equity funds affiliated with Soros Fund Management LLC (the "Soros Funds") that collectively own a majority of our capital stock. In connection with the New Financing, the New Investors also purchased from the Soros Funds previously issued shares of our Series D Preferred Stock with an aggregate liquidation preference and accrued dividends of $3,000,000. Both the Series D Preferred Stock and the Series F Preferred Stock are convertible into common stock. The number of shares to be issued upon a conversion is determined by dividing the liquidation preference of the shares of preferred stock to be converted by the conversion price. The conversion price of the Series D Preferred Stock is $0.76 and the conversion price of the Series F Preferred Stock is $2.32. The Series D Preferred Stock accrues dividends at the rate of 12% per year, compounded annually, and the Series F Preferred Stock accrues dividends at the rate of 7% per year, compounded annually. Such dividends may (subject to certain exceptions) be paid in cash or common stock, at our option. We currently intend to pay such dividends in shares of common stock. The majority of the proceeds of the New Financing are expected to be used for marketing, with the remainder to be used for general corporate purposes. This Prospectus is part of a registration statement that registers the offer and sale by the New Investors of the shares of our common stock issuable upon the conversion of the Series D Preferred Stock and Series F Preferred Stock, and the exercise of the warrants, that they purchased in the New Financing.

        On July 27, 2005, we entered into a new three year, $7.5 million revolving credit facility with Wells Fargo Retail Finance, LLC ("Wells Fargo"). The Wells Fargo credit facility refinanced our previous credit facility with Rosenthal & Rosenthal, Inc. Under the terms of the credit facility, Wells Fargo provides us with a revolving credit facility and issues letters of credit in favor of suppliers or factors. The credit facility is secured by a lien on all of our assets, as well as a $2.0 million letter of credit issued by one of the Soros Funds in favor of Wells Fargo.

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                                  RISK FACTORS

        Before you invest in our common stock, you should be aware of the risks described below, which we believe to be the material risks involved with an investment in our common stock. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase shares of our common stock.

        We Have A History Of Losses And Expect That Losses Will Continue In The Future. As of December 31, 2004, we had an accumulated deficit of $96,127,000. We incurred net losses of $3,791,000, $6,369,000 and $6,479,000 for the years ended December 31, 2004, 2003 and 2002, respectively. For the six months ended June 30, 2005, we incurred a net loss of $2,062,000, as compared to net losses of $1,838,000 and $3,963,000 for the six months ended June 30, 2004 and 2003, respectively. We have incurred substantial costs to develop our Web site and infrastructure. In order to expand our business, we intend to invest in sales, marketing, merchandising, operations, information systems, site development and additional personnel to support these activities. We therefore expect to continue to incur substantial operating losses for the foreseeable future. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels, both of which are uncertain. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

        Our Lenders Have Liens On Substantially All Of Our Assets And Could Foreclose In The Event That We Default Under Our Loan Facility. Under the terms of our loan facility, our lender has a first priority lien on substantially all of our assets, including our cash balances. In connection with the loan facility, we entered into a reimbursement agreement with one of the Soros Funds, pursuant to which such Soros Fund posted a $2.0 million letter of credit as additional collateral under the loan facility, and we agreed to reimburse such Soros Fund for any amounts it paid to our lender pursuant to such guarantee. We granted such Soros Fund a subordinated lien on substantially all of our assets, including our cash balances, in order to secure our reimbursement obligations. If we default under the loan facility, our lender and/or such Soros Fund would be entitled, among other things, to foreclose on our assets in order to satisfy our obligations under the loan facility.

        Our Ability To Maintain Our Minimum Availability Requirement and Pay Our Indebtedness Under Our Loan Facility Is Dependent Upon Meeting Our Business Plan. We are required to pay interest under our loan facility on a monthly basis and maintain minimum availability of $850,000. Assuming we meet our business plan, we will be able to pay our interest and meet our minimum availability requirement. To a certain extent, however, our ability to meet our business plan, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, and therefore we cannot assure you that based on our business plan we will generate sufficient cash flow from operations to enable us to pay our indebtedness under the loan facility and maintain our minimum availability requirement throughout the term of the agreement. If we fall short of our business plan and are unable to raise additional capital, we could default under our loan facility. In the event of a default under the loan facility, our lender would be entitled, among other things, to foreclose on our assets (whether inside or outside a bankruptcy proceeding) in order to satisfy our obligations under the loan facility. See "Risk Factors - Our Lenders Have Liens On Substantially All Of Our Assets And Could Foreclose In The Event That We Default Under Our Loan Facility."

        We Are Making A Substantial Investment In Our Business And May Need To Raise Additional Funds. We intend to use a majority of the funds raised in the New Financing to invest in marketing and accelerate our customer acquisition. In the event that this increased marketing effort is successful, we may seek to raise additional capital in order to further expand our customer acquisition efforts. Moreover, in the event that the marketing effort is not successful it may be necessary for us to raise additional capital in order to fund planned expenditures. The environment for raising investment capital has been difficult and there can be no assurance that additional financing or other capital will be available upon terms acceptable to us, or at all. In the event that we are unable to obtain additional financing, if needed, we could be forced to decrease expenses that we believe are necessary for us to realize on our long-term prospects for growth and profitability and/or liquidate inventory in order

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to generate cash. Moreover, any additional equity financing that we may raise could result in significant dilution to the existing holders of common stock. See "Risk Factors - Certain Events Could Result In Significant Dilution Of Your Ownership Of Common Stock."

        Certain Events Could Result In Significant Dilution Of Your Ownership Of Our Common Stock. Stockholders could be subject to significant dilution to the extent that we raise additional equity financing, as a result of both the issuance of additional equity securities, the potential conversion of the convertible promissory notes described below and the anti-dilution provisions of our Series B, C, D, E and F preferred stock described below, which provide for the issuance of additional securities to the holders thereof, under certain circumstances, to the extent that the Preferred Stock is converted at any time after a sale of Common Stock at less than $2.32 (in the case of the Series E preferred stock) or $0.76 per share (in the case of the Series B, C, D and E preferred stock).

        Moreover, as of June 30, 2005, there were outstanding options to purchase 8,791,285 shares of our Common Stock issued under our Stock Option Plans, warrants to purchase 756,644 shares of our Common Stock issued to the Soros Funds, and additional warrants and options to purchase 1,326,749 shares of our Common Stock. In addition, as of such date, our outstanding Preferred Stock was convertible into an aggregate of 46,340,671 shares of our Common Stock (plus any shares of our Common Stock issued upon conversion in payment of any accrued and unpaid dividends). The exercise of our outstanding options and warrants and/or the conversion of our outstanding Preferred Stock would dilute the then existing stockholders' percentage ownership of our Common Stock, and any sales in the public market of our Common Stock underlying such securities, could adversely affect prevailing market price of our Common Stock. In the event that all of the securities described above were converted to Common Stock, the holders of the Common Stock immediately prior to such conversion would own approximately 21% of the outstanding Common Stock immediately after such conversion, excluding the effect of accrued dividends on Preferred Stock.

        Anti-Dilution Provisions Relating To Our Preferred Stock Could Result In Further Dilution To Your Ownership Of Our Common Stock. As described above, our Series B, C, D and E Preferred Stock contain anti-dilution provisions pursuant to which, subject to certain exceptions, in the event that we issue or sell our Common Stock or new securities convertible into our Common Stock in the future for less than $0.76 per share, the conversion price of that preferred stock would be decreased to the price at which such Common Stock or other new securities are sold. Our Series F Preferred Stock contains anti-dilution provisions pursuant to which, subject to certain exceptions, in the event that we issue or sell our Common Stock or new securities convertible into our Common Stock in the future for less than $2.32 per share, but for $1.50 or more per share, the conversion price of the Series F preferred stock would be decreased on a weighted average basis, taking into account the number of new shares issued and the price at which such shares are issued. In the event that we issue or sell our Common Stock or new securities convertible into our Common Stock in the future for less than $1.50 per share, the conversion price of the Series F preferred stock would be decreased to the price at which such Common Stock or other new securities are sold. The anti-dilution provisions of the Series F preferred stock are subject to the approval of our stockholders. We expect that approval to be obtained at our next shareholder meeting, as the Soros Funds have agreed to vote all of their shares of our stock (which represent a majority of the votes) in favor of such approval.

        The Soros Funds also own $4 million of convertible promissory notes issued by us that bear interest at the rate of 12% per annum and are convertible, at the Soros Funds' option, into our equity securities sold in any subsequent round of financing at a price that is equal to the lowest price per share accepted by any investor (including the Soros Funds or any of its affiliates) in such subsequent round of financing.

        The Soros Funds Own A Majority Of Our Stock And Therefore Effectively Control Our Management And Policies. As of June 30, 2005, through their holdings of our common stock, as well as our preferred stock, and warrants convertible into our common stock, the Soros Funds beneficially owned, in the aggregate, approximately 75% of our common stock. The holders of our preferred stock vote on an "as converted" basis with the holders of our common stock. By virtue of their ownership of our Series A and B preferred stock, the Soros Funds have the right to appoint two designees to our Board of Directors, each of whom has seven votes on any matter voted upon by our Board of Directors. Collectively, these two designees have 14 out of 19 possible votes on each matter voted upon by our Board of Directors. In addition, we are required to obtain the approval of holders of our Series A, B, C, D and E preferred stock prior to taking certain actions. The holders of our Series A, B, C, D and E preferred stock have certain pre-emptive rights to participate in future equity financings and, along with

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the holders of the Series F preferred stock, have certain anti-dilution rights described above that could result in the issuance of additional securities to such holders. In view of their large percentage of ownership and rights as the holders of our preferred stock, the Soros Funds effectively control our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation, a sale of all or substantially all of our assets or a merger. In addition, the Soros Funds have demand registration rights with respect to the shares of our common stock that they beneficially own. Any decision by the Soros Funds to exercise such registration rights and to sell a significant amount of our shares in the public market could have an adverse effect on the price of our common stock. See "Risk Factors - Certain Events Could Result In Significant Dilution of Your Ownership Of Common Stock."

        If We Are Not Accurate In Forecasting Our Revenues, We May Be Unable To Adjust Our Operating Plans In A Timely Manner. Because our business has not yet reached a mature stage, it is difficult for us to forecast our revenues accurately. We base our current and future expense levels and operating plans on expected revenues, but in the short-term a significant portion of our expenses are fixed. Accordingly, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our operating results in some future quarter to fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock could decline significantly. In addition any such unexpected revenue shortfall could significantly affect our short-term cash flow and our net worth, which could require us to seek additional financing and/or cause a default under our loan facility. See "Risk Factors - We Are Making A Substantial Investment In Our Business And May Need To Raise Additional Funds" and "Risk Factors - Our Ability To Comply With Our Financial Covenants And Pay Our Indebtedness Under Our Loan Facility Is Dependent Upon Meeting Our Business Plan."

        Unexpected Changes In Fashion Trends Could Cause Us To Have Either Excess or Insufficient Inventory. Fashion trends can change rapidly, and our business is sensitive to such changes. There can be no assurance that we will accurately anticipate shifts in fashion trends and adjust our merchandise mix to appeal to changing consumer tastes in a timely manner. If we misjudge the market for our products or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels or higher markdowns, either of which would have a material adverse effect on our business, financial condition and results of operations.

        We Will Be Subject To Cyclical Variations In The Apparel And E-Commerce Markets. The apparel industry historically has been subject to substantial cyclical variations. Furthermore, Internet usage slows down in the summer months. We and other apparel vendors rely on the expenditure of discretionary income for most, if not all, sales. In the first three quarters of 2003, the retail apparel market experienced sluggish growth, requiring many retailers to significantly reduce prices and discount merchandise. We lowered our prices during the first quarter of 2003, in part, as the result of this sluggish growth, and maintained lower pricing levels in the second and third quarters of 2003 in order to generate cash from excess out-of-season inventory. While the retail apparel market improved modestly during the fourth quarter of 2003 and the 2004 calendar year, any future decrease in growth rates or downturn, whether real or perceived, in economic conditions or prospects could adversely affect consumer spending habits and, therefore, have a material adverse effect on our revenue, cash flow and results of operations. Alternatively, any improvement, whether real or perceived, in economic conditions or prospects could adversely impact our ability to acquire merchandise and, therefore, have a material adverse effect on our business, prospects, financial condition and results of operations, as our supply of merchandise is dependent on the inability of designers and retailers to sell their merchandise in full-price venues. See "Risk Factors - We Do Not Have Long Term Contracts With The Majority Of Our Vendors And Therefore The Availability of Merchandise Is At Risk."

        We Purchase Product From Some Indirect Supply Sources, Which Increases Our Risk of Litigation Involving The Sale Of Non-Authentic Or Damaged Goods. We purchase merchandise both directly from brand owners and indirectly from retailers and third party distributors. The purchase of merchandise from parties other than the brand owners increases the risk that we will mistakenly purchase and sell non-authentic or damaged goods, which could result in potential liability under applicable laws, regulations, agreements and orders. Moreover, any claims by a brand owner, with or without merit, could be time consuming, result in costly litigation, generate bad publicity for us, and have a material adverse impact on our business, prospects, financial condition and results of operations.

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        If Our Co-Location Facility, Third Party Distribution Center Or Third
Party Call Center Fails, Our Business Could Be Interrupted For A Significant Period Of Time. Our ability to receive and fulfill orders successfully and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems and fulfillment center. Substantially all of our computer and communications hardware is located at a single co-location facility owned by a third party in New York City. Primarily all of our inventory is held, and our customer orders are filled, at a third party distribution center located in Virginia, and a large majority of our customer service representatives are employees of a third party call center in Ohio. These operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not presently have redundant systems in multiple locations or a formal disaster recovery plan. Accordingly, a failure at one of these facilities could interrupt our business for a significant period of time, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Any such interruption would negatively impact our sales, results of operations and cash flows for the period in which it occurred, and could have a long-term adverse effect on our relationships with our customers and suppliers.

        Security Breaches To Our Systems And Database Could Cause Interruptions to Our Business And Impact Our Reputation With Customers, And We May Incur Significant Expenses to Protect Against Such Breaches. A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction and personal data contained in our customer database. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation with customers, thereby affecting our long-term growth prospects. In addition, we may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

        Brand Owners Could Establish Procedures To Limit Our Ability To Purchase Products Indirectly. Brand owners have implemented, and are likely to continue to implement, procedures to limit or control off-price retailers' ability to purchase products indirectly. In addition, several brand owners in the U.S. have distinctive legal rights rendering them the only legal importer of their respective brands into the U.S. If we acquire such product indirectly from distributors and other third parties who may not have complied with applicable customs laws and regulations, such goods could be subject to seizure from our inventory by U.S. Customs Service, and the importer may have a civil action for damages against us. See "Risk Factors - We Do Not Have Long Term Contracts With The Majority of Our Vendors And Therefore The Availability Of Merchandise Is At Risk."

        Our Growth May Place A Significant Strain On Our Management And Administrative Resources And Cause Disruptions In Our Business. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our management and administrative resources. To be successful, we must continue to implement information management systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, merchandising, operations and technology functions. Any failure to implement such systems and training, and to maintain such coordination, could affect our ability to plan for, and react quickly to, changes in our business and, accordingly, could cause an adverse impact on our cash flow and results of operations in the periods during which such changes occur. In addition, as our workforce grows, our exposure to potential employment liability issues increases, and we will need to continue to improve our human resources functions in order to protect against such increased exposure. Moreover, our business is dependent upon our ability to expand our third-party fulfillment operations, customer service operations, technology infrastructure, and inventory levels to accommodate increases in demand, particularly during the peak holiday selling season. Our planned expansion efforts in these areas could cause disruptions in our business. Any failure to expand our third-party fulfillment operations, customer service operations, technology infrastructure or inventory levels at the pace needed to support customer demand could have a material adverse effect on our cash flow and results of operations during the period in which such failures occur and could have a long-term effect on our reputation with our customers.

        We Are Heavily Dependent On Third-Party Relationships, And Failures By A Third Party Could Cause Interruptions To Our Business. We are heavily dependent upon our relationships with our fulfillment operations provider, third party call center and Web hosting provider, delivery companies like UPS and the United States Postal Service, and credit card processing companies such as Paymentech and Cybersource to service our customers' needs. To the extent that there is a slowdown in mail service or package delivery services, whether as a result of labor difficulties, terrorist activity or otherwise, our cash flow and results of operations would be negatively impacted during such slowdown, and the results of such slowdown could have a long-term negative effect on our reputation with our customers. The failure of our fulfillment operations provider, third party call center, credit card processors or Web hosting provider to properly perform their services for us could cause similar effects. Our business is also generally dependent upon our ability to obtain the services of other persons and entities necessary for the development and maintenance of our business. If we fail to obtain the services of any such person or entities upon which we are dependent on satisfactory terms, or we are unable to replace such relationship, we would have to expend additional resources to develop such capabilities ourselves, which could have a material adverse impact on our short-term cash flow and results of operations and our long-term prospects.

        We Are In Competition With Companies Much Larger Than Ourselves. Electronic commerce generally and, in particular, the online retail apparel and fashion accessories market, is a new, dynamic, high-growth market and is rapidly changing and intensely competitive. Our competition for customers comes from a variety of sources including:

        . existing land-based, full price retailers, such as Neiman Marcus, Saks Fifth Avenue, Bergdorf Goodman, Nordstrom, The Gap, and Macy's that are using the Internet to expand their channels of distribution;

        .   less established online companies, such as eLuxury and Yoox;

        . internet sites such as Amazon.com, Overstock.com, Smartbargains.com, Zappos.com, eBags.com and ebay.com

        . traditional direct marketers, such as L.L. Bean, Lands' End and J. Crew; and

        . traditional off-price retail stores such as T.J. Maxx, Marshalls, Ross, Filene's Basement and Loehmanns, which may or may not use the Internet to grow their customer base.

Competition in our industry has intensified, and we expect this trend to continue as the list of our competitors grows. Many of our competitors and potential competitors have longer operating histories, significantly greater resources, greater brand name recognition and more firmly established supply relationships. We believe that the principal competitive factors in our market include:

        .   brand recognition;

        .   merchandise selection;

        .   price;

        .   convenience;

        .   customer service;

        .   order delivery performance; and

        .   site features.

There can be no assurance that we will be able to compete successfully against competitors and future competitors, and competitive pressures faced by us could force us to increase expenses and/or decrease our prices at some point in the future.

        We Do Not Have Long Term Contracts With Our Vendors And Therefore The Availability Of Merchandise Is At Risk. We have few agreements controlling the long-term availability of merchandise or the continuation of particular pricing practices. Our contracts with suppliers typically do not restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to sell products to us on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. In addition, in order to entice new vendors to open up relationships with us, we sometimes are required to either make prepayments or agree to shortened payment terms. Our ability to develop and maintain relationships with reputable suppliers and obtain high quality merchandise is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customers' needs, and therefore our long-term growth prospects, would be materially adversely affected. See "Risk Factors - Brand Owners Could Establish Procedures to Limit Our Ability to Purchase Products Indirectly."

        We Need To Further Establish Brand Name Recognition. We believe that further establishing, maintaining and enhancing our brand is a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services, many of which already have well established brands in online services or the retail apparel industry generally, increases the importance of establishing and maintaining brand name recognition. Promotion of Bluefly.com will depend largely on our success in providing a high quality online experience supported by a high level of customer service, which cannot be assured. In addition, to attract and retain online users, and to promote and maintain Bluefly.com in response to competitive pressures, we may find it necessary to increase substantially our advertising and marketing expenditures. If we are unable to provide high quality online services or customer support, or otherwise fail to promote and maintain Bluefly.com, or if we incur excessive expenses in an attempt to promote and maintain Bluefly.com, our long-term growth prospects, would be materially adversely affected.

        There Can Be No Assurance That Our Technology Systems Will Be Able To Handle Increased Traffic; Implementation Of Changes To Web Site. A key element of our strategy is to generate a high volume of traffic on, and use of, Bluefly.com. Accordingly, the satisfactory performance, reliability and availability of Bluefly.com, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers, as well as maintain adequate customer service levels. Our revenues will depend on the number of visitors who shop on Bluefly.com and the volume of orders we can handle. Unavailability of our Web site or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect consumer perception of our brand name. We may experience periodic system interruptions from time to time. If there is a substantial increase in the volume of traffic on Bluefly.com or the number of orders placed by customers, we will be required to expand and upgrade further our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of Bluefly.com or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of Bluefly.com, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the online commerce industry. Accordingly, we redesign and enhance various functions on our Web site on a regular basis, and we may experience instability and performance issues as a result of these changes.

        We May Be Subject To Higher Return Rates. We recognize that purchases of apparel and fashion accessories over the Internet may be subject to higher return rates than traditional store bought merchandise. We have established a liberal return policy in order to accommodate our customers and overcome any hesitancy they may have with shopping via the Internet. As a result, our reserve for returns and credit card chargebacks for fiscal 2004, 2003 and 2002 has been 36.6%, 37.1% and 35.5%, respectively. If return rates are higher than expected, our business, prospects, financial condition, cash flows and results of operations could be materially adversely affected.

        Our Success Is Largely Dependent Upon Our Executive Personnel. We believe our success will depend to a significant extent on the efforts and abilities of our executive personnel. In particular, we rely upon their strategic guidance, their relationships and credibility in the vendor and financial communities and their ability to recruit key operating personnel. Our current employment agreements with our Chief Executive Officer and Chief Financial Officer run through March 2007 and July 2006 respectively, however there can be no assurance that either of them will not terminate their employment earlier. The loss of the services of any of our executive officers could have a material adverse effect on our credibility in the vendor communities and our ability to recruit new key operating personnel.

        Our Success Is Dependent Upon Our Ability To Attract New Key Personnel. Our operations will also depend to a great extent on our ability to attract new key personnel with relevant experience and retain existing key personnel in the future. The market for qualified personnel is extremely competitive. Our failure to attract additional qualified employees could have a material adverse effect on our prospects for long-term growth.

        There Are Inherent Risks Involved In Expanding Our Operations. We may choose to expand our operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered, expanding our market presence through relationships with third parties, adopting non-Internet based channels for distributing our products, or consummating acquisitions or investments. Expansion of our operations in this manner would require significant additional expenses and development, operations and editorial resources and would strain our management, financial and operational resources. For example, we have historically expended significant internal resources in connection with the redesign of our Web site and the implementation of our online strategic alliances. Moreover, in the event that we expand upon our efforts to open brick-and-mortar outlet stores, we will be required to devote significant internal resources and capital to such efforts. There can be no assurance that we would be able to expand our efforts and operations in a cost-effective or timely manner or that any such efforts would increase overall market acceptance. Furthermore, any new business or Web site that is not favorably received by consumer or trade customers could damage our reputation.

        We May Be Liable For Infringing The Intellectual Property Rights Of Others. Third parties may assert infringement claims against us. From time to time in the ordinary course of business we have been, and we expect to continue to be, subject to claims alleging infringement of the trademarks and other intellectual property rights of third parties. These claims and any resulting litigation, if it occurs, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

        We May Be Liable for Product Liability Claims. We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against the Company in excess of our insurance coverage, it could have a material adverse effect on our cash flow and on our reputation with customers. Unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

        We Cannot Guarantee The Protection Of Our Intellectual Property. Our intellectual property is critical to our success, and we rely on trademark, copyright, domain names and trade secret protection to protect our proprietary rights. Third parties may infringe or misappropriate our trademarks or other proprietary rights, which could have a material adverse effect on our business, prospects, results of operations or financial condition. While we enter into confidentiality agreements with our employees, consultants and strategic partners and generally control access to and distribution of our proprietary information, the steps we have taken to protect our proprietary rights may not prevent misappropriation. We are pursuing registration of various trademarks, service marks and domain names in the United States and abroad. Effective trademark, copyright and trade secret protection may not be available in every country, and there can be no assurance that the United States or foreign jurisdictions will afford us any protection for our intellectual property. There also can be no assurance that any of our intellectual property rights will not be challenged, invalidated or circumvented. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. Moreover, even to the extent that we are successful in defending our rights, we could incur substantial costs in doing so.

        Our Business Could Be Harmed By Consumers' Concerns About The Security Of Transactions Over The Internet. Concerns over the security of transactions conducted on the Internet and commercial online services, the increase in identity theft and the privacy of users may also inhibit the growth of the Internet and commercial online services, especially as a means of conducting commercial transactions. Moreover, although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches could have a material adverse effect on our business, prospects, financial condition and results of operations.

        We Face Legal Uncertainties Relating To The Internet In General And To Our Industry In Particular And May Become Subject To Costly Government Regulation. We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce. However, it is possible that laws and regulations may be adopted that would apply to the Internet and other online services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may increase our cost of doing business and/or decrease the demand for our products and services and increase our cost of doing business.

        The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and online commerce could also increase our cost of doing business. In addition, if we were alleged to have violated federal, state or foreign, civil or criminal law, we could face material liability and damage to our reputation and, even if we successfully defend any such claim, we incur significant costs in connection with such defense.

        We Face Uncertainties Relating To Sales And Other Taxes. We are not currently required to pay sales or other similar taxes in respect of shipments of goods into states other than Virginia, Ohio and New York. However, state taxation laws and regulations may change in the future, and one or more states may seek to impose sales tax collection obligations on out-of-state companies such as our company that engage in online commerce. In addition, any new operation in states outside Virginia, Ohio and New York could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the sale of merchandise by us is subject to sales or other taxes, could subject us to material liabilities and, to the extent that we pass such costs on to our customers, could decrease our sales.

        Change Of Control Covenant And Liquidation Preference Of Preferred Stock. We have agreed with the Soros Funds, that for so long as any shares of their Series A, B, C, D or E preferred stock are outstanding, we will not take any action to approve or otherwise facilitate any merger, consolidation or change of control, unless provisions have been made for the holders of such preferred stock to receive from the acquirer an amount in cash equal to the respective aggregate liquidation preferences of such preferred stock. The aggregate liquidation preference of such preferred stock is equal to the greater of (i) approximately $46,800,000 (plus any accrued and unpaid dividends) and
(ii) the amount that the holders of shares of such preferred stock would receive if they were to convert such shares of Common Stock immediately prior to liquidation.

        The Holders Of Our Common Stock May Be Adversely Affected By The Rights Of Holders Of Preferred Stock That May Be Issued In The Future. Our certificate of incorporation and by-laws, as amended, contain certain provisions that may delay, defer or prevent a takeover. Our Board of Directors has the authority to issue up to 15,479,250 additional shares of preferred stock, and to determine the price, rights, preferences and restrictions, including voting rights, of those shares, without any further vote or action by the stockholders. Accordingly, our Board of Directors is empowered, without approval of the holders of Common Stock, to issue preferred stock, for any reason and at any time, with such rates of dividends, redemption provisions, liquidation preferences, voting rights, conversion privileges and other characteristics as they may deem necessary. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

        We Rely On The Effectiveness Of Our Internal Controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and assess on an on-going basis the design and operating effectiveness of our internal control structure and procedures for financial reporting. Our independent registered accounting firm will be required to audit both the design and operating effectiveness of our internal controls and management's assessment of the design and the effectiveness of its internal controls for the year ended December 31, 2005. It is possible that, in preparation for this audit, we could discover certain deficiencies in the design and/or operation of our internal controls that could adversely affect our ability to record, process, summarize and report financial data. We have invested and will continue to invest significant resources in this process. Because management's assessment of internal controls has not been required to be reported in the past, we are uncertain as to what impact a conclusion that deficiencies exist in our internal controls over financial reporting would have on the trading price of our common stock.

                           FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those expressed in these forward-looking statements.

        Forward-looking statements include information concerning our possible or assumed future results of operations as well as statements that include the words "believe," "expect," "anticipate," "intend" or similar expressions. You should understand that certain important factors, including those set forth in "Risk Factors" above and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus.

                                 USE OF PROCEEDS

        The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders. However we would receive the proceeds of any exercise of the warrants held by these selling stockholders to the extent that such warrants are exercised for cash. In the event that all such warrants were exercised for cash, the aggregate proceeds received by us would be approximately $1,732,000. There can be no assurance concerning the number or the timing of the exercise of such warrants by the selling stockholders at this date. In addition, because the warrants contain provisions allowing for a cashless exercise under certain circumstances, there can be no assurance that we would receive all such proceeds even if all such warrants are exercised. Any proceeds realized from the exercise of such warrants will be used for general working capital.

                              SELLING STOCKHOLDERS

        This prospectus relates to the resale of up to 7,528,993 shares of our common stock by the selling stockholders listed below. These shares include: (a) 3,046,654 shares issuable upon the conversion of 2,315.457 shares of our Series D preferred stock that were issued in March 2003 and were purchased by the New Investors in connection with the New Financing; (b) 1,724,138 shares issuable upon the conversion of 4,000 shares of our Series F preferred stock that were issued in June 2005 to the New Investors pursuant to the New Financing; (c) 603,448 shares issuable upon the exercise of warrants issued to the New Investors in June 2005 pursuant to the New Financing with an exercise price of $2.87 per share; and (d) 2,154,753 shares, which represents our good faith estimate of the number of shares that may be paid as dividends on the shares of Series D preferred stock and Series F preferred stock described below (the actual number of shares that may be paid as dividends depends upon the time at which each share is converted, the market price of our common stock at such time, and whether we choose to pay such dividends in cash or in shares of common stock). The Series D Preferred Stock accrues dividends at the rate of 12% per year, compounded annually, and the Series F Preferred Stock accrues dividends at the rate of 7% per year, compounded annually. Such dividends may (subject to certain exceptions) be paid in cash or common stock, at our option. We currently intend to pay such dividends in shares of common stock.

        The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of our common stock by the selling stockholders, as of June 30, 2005. The following table assumes that the selling stockholders sell all of their shares. We are unable to determine the exact number of shares that will actually be sold.

        Pursuant to the New Financing, we agreed with the selling stockholders to file the Registration Statement of which this Prospectus is a part, and we agreed to pay their expenses in connection therewith (exclusive of any selling commissions or similar fees). We have also agreed to indemnify the selling stockholders for certain liabilities arising out of the registration statement of which this prospectus is a part. In addition, we have agreed to indemnify the selling stockholders for any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments, penalties (including without limitation, reasonable attorneys' fees and expenses) actually suffered or incurred by them, arising out of or resulting from any breach of our representations and warranties in the common stock and warrant purchase agreement that we entered into with them in connection with the New Financing. Notwithstanding the foregoing, we have no obligation to compensate any of such selling stockholders for punitive damages and our liability to each selling stockholder under such indemnification provision cannot exceed 100% of the purchase price for the Series F preferred stock and warrants purchased by such selling stockholder in the New Financing. In addition, we paid HPC Capital Management, Inc. a fee of $240,000 in consideration for its role in arranging the New Financing. We believe that the terms of this relationship were at least as favorable to us as what we could have obtained from a third party that was not affiliated with an entity that was purchasing an equity interest in us.

        Except as described above and in the documents incorporated by reference into this prospectus, none of the selling shareholders listed in the table have held any position or office or have had a material relationship with us or any of our affiliates within the past three years, other than as described above, elsewhere in this Prospectus or in the documents incorporated herein by reference.

        The percentage of shares beneficially owned is based on 15,669,405 shares outstanding at June 30, 2005 determined in accordance with Rule 13d-3 of the Exchange Act. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of such date through the exercise of any warrants or other right. The number of shares beneficially owned does not include shares that may, at our option, be issued as payment of accrued dividends upon conversion. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                                                                                       SHARES BENEFICIALLY
                                                 NUMBER OF SHARES BENEFICIALLY                   OWNED AFTER OFFERING (ASSUMING
                                                  OWNED PRIOR TO THE OFFERING                    ALL SHARES BEING OFFERED ARE SOLD)
                                                 -----------------------------   SHARES BEING    ---------------------------------
NAME OF SELLING STOCKHOLDER                         NUMBER           PERCENT       OFFERED**         NUMBER             PERCENT
---------------------------------------------    ------------      -----------   ------------    ---------------     --------------
PEF Advisors LTD (8) ........................         575,811(1)          3.54%       575,811(1)        --                 --
Palisades Master Fund, LP (9) ...............         822,969*(2)         4.99%*    1,535,497(2)        --                 --
JGB Capital, L.P. (10) ......................         575,811(3)          3.54%       575,811(3)        --                 --
Crescent International Ltd. (11) ............         383,875(4)          2.39%       383,875(4)        --                 --
SRG Capital, LLC (12) .......................         575,811(5)          3.54%       575,811(5)        --                 --
Bristol Investment Fund, Ltd. (13) ..........         822,969*(6)         4.99%*      959,686(6)        --                 --
Portside Growth and Opportunity Fund (14) ...         767,749(7)          4.67%       767,749(7)        --                 --
     TOTAL ..................................       4,524,995*           22.41*%    5,374,240**         --                 --

* After giving effect to certain provisions in the Series F preferred stock and the warrants that limit the ability of the holder thereof to exercise or convert such securities to the extent that such exercise or conversion would result in such holder beneficially owning over 4.99% of our common stock. We make no representation as to whether this limitation should be included in the calculation of beneficial ownership under Rule 13d-3, and the number and percentage of shares that would be beneficially owned without giving effect to this beneficial ownership limitation is indicated in the appropriate footnote below.

** Does not include 2,154,753 additional shares, which represents the Registrant's good faith estimate of the number of shares that may be paid as dividends on the shares of Series D preferred stock and Series F preferred stock described above (the actual number of shares that may be paid as dividends depends upon the time at which each share is converted, the market price of the Registrant's common stock at such time, and whether the Registrant chooses to pay such dividends in cash or in shares of common stock).

1. Includes: (a) 326,427 shares issuable upon conversion of 248.085 shares of Series D preferred stock (which represents 3.48% of the currently outstanding Series D preferred stock); (b) 184,729 shares issuable upon conversion of 428.571 shares of Series F preferred stock (which represents 6.12% of the currently outstanding Series F preferred stock); and (c) warrant to purchase 64,655 shares at a price of $2.87 per share.
2. Without giving effect to the beneficial ownership limitation described above, the number of shares beneficially owned would be 1,535,497 (or 8.92%), which would include: (a) 870,473 shares issuable upon conversion of
    661.559 shares of Series D preferred stock (which represents 9.27% of the currently outstanding Series D preferred stock); (b) 492,610 shares issuable upon conversion of 428.571 shares of Series F preferred stock (which represents 16.33% of the currently outstanding Series F preferred stock); and (c) warrant to purchase 172,414 shares at a price of $2.87 per share.
3. Includes: (a) 326,427 shares issuable upon conversion of 248.085 shares of Series D preferred stock (which represents 3.48% of the currently outstanding Series D preferred stock); (b) 184,729 shares issuable upon conversion of 428,571 shares of Series F preferred stock (which represents 6.12% of the currently outstanding Series F preferred stock); and (c) warrant to purchase 64,655 shares at a price of $2.87 per share.
4. Includes: (a) 217,619 shares issuable upon conversion of 165.39 shares of Series D preferred stock (which represents 2.32% of the currently outstanding Series D preferred stock); (b) 123,153 shares issuable upon conversion of 285.714 shares of Series F preferred stock (which represents 4.08% of the currently outstanding Series F preferred stock); and (c) warrant to purchase 43,103 shares at a price of $2.87 per share.
5. Includes: (a) 326,427 shares issuable upon conversion of 248.085 shares of Series D preferred stock (which represents 3.48% of the currently outstanding Series D preferred stock); (b) 184,729 shares issuable upon conversion of 428.571 shares of Series F preferred stock (which represents 6.12% of the currently outstanding Series F preferred stock); and (c) warrant to purchase 64,655 shares at a price of $2.87 per share.
6. Without giving effect to the beneficial ownership limitation described above, the number of shares beneficially owned would be 959,686 (or 5.77%), which would include: (a) 544,045 shares issuable upon conversion of 413.474 shares of Series D preferred stock (which represents 5.79% of the currently outstanding Series D preferred stock); (b) 307,882 shares issuable upon conversion of 714.286 shares of Series F preferred stock (which represents 10.2% of the currently outstanding Series F preferred stock); and (c) warrant to purchase 107,759 shares at a price of $2.87 per share.
7. Includes: (a) 435,236 shares issuable upon conversion of 330.78 shares of Series D preferred stock (which represents 4.64% of the currently outstanding Series D preferred stock); (b) 246,306 shares issuable upon conversion of 571.429 shares of Series F preferred stock (which represents 8.16% of the currently outstanding Series F preferred stock); and (c) warrant to purchase 86,207 shares at a price of $2.87 per share.
8. Paul T. Mannion and Andy Reckles in their capacity as members of PEF Advisors, LLC, the general partner of PEF Advisors, LTD, share voting and investment power over such securities.
9. Paul T. Mannion and Andy Reckles in their capacity as members of PEF Advisors, LLC, the general partner of Palisades Master Fund, LP, share voting and investment power over such securities.
10. Brett Cohen in his capacity as the President of JGB Management, Inc., the general partner of JGB Capital, LP, has voting and investment power over such securities.
11. Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight Switzerland SA, the investment advisor to Crescent International Ltd., have voting and investment power over the shares owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.
12. Edwin Mecabe and Tai May Lee jointly have voting and investment power over such securities. Both Edwin Mecabe and Tai May Lee disclaim beneficial ownership of such securities.
13. Bristol Capital Advisors, LLC ("BCA") is the investment advisor to Bristol Investment Fund, Ltd. ("Bristol"). Paul Kessler is the manager of BCA and a director of Bristol, and as such has voting and investment power over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of such securities.
14. Ramius Capital Group, LLC ("Ramius Capital") is the investment advisor of Portside Growth and Opportunity Fund ("Portside") and consequently has voting and investment power over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

We assume that the selling stockholders will seek to sell all of the shares offered under this prospectus, but we are unable to determine the exact number of shares that will actually be sold or whether and to what extent any of the selling stockholders will exercise any warrants or options that they may hold.

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

                              PLAN OF DISTRIBUTION

        We are registering the resale of the shares of our common stock on behalf of the selling stockholders. As used in this prospectus, the term selling stockholders includes pledgees, assignees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of this offering. However we would receive the proceeds of any exercise of the warrants held by these selling stockholders to the extent that such warrants are exercised for cash. In the event that all such warrants were exercised for cash, the aggregate proceeds received by us would be approximately $1,732,000. There can be no assurance concerning the number or the timing of the exercise of such warrants by the selling stockholders at this date. In addition, because the warrants contain provisions allowing for a cashless exercise under certain circumstances, there can be no assurance that we would receive all such proceeds even if all such warrants are exercised.

        This prospectus covers the selling stockholders resale of up to 7,528,993 shares of common stock. The shares of our common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders may sell the shares on the Nasdaq SmallCap Market, the Boston Stock Exchange, any other exchange or market on which the shares of our common stock are then traded, or in private sales at negotiated prices.

        A selling stockholder may use any one or more of the following methods when selling shares:

            . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

            . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

            . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

            . an exchange distribution in accordance with the rules of the applicable exchange;

            .   privately negotiated transactions;

            . settlement of short sales entered into after the date of this prospectus;

            . broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

            .   a combination of any such methods of sale;

            . through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

            .   any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder

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

does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

        In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has represented to us that it has not entered into any agreements, understandings or arrangements, directly or indirectly, with any underwriter, broker-dealer or other person regarding the sale or other distribution of the shares of common stock to be sold pursuant to this Prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares to be sold pursuant to this Prospectus may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item

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

constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        Certain of the selling stockholders may be affiliates of a broker-dealer. Each of the selling stockholders has represented to us that it purchased the securities to be resold pursuant to this prospectus in the ordinary course of business and, at the time of the purchase of such securities, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. We are not aware of any plans, arrangements or undertakings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock covered by this Prospectus by the selling stockholders.

                                     EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon by Dechert LLP, our special corporate counsel.

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